Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF

OCTOBER 28, 2016

DATE, TIME AND PLACE: On October 28, 2016 at 7:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso PM, sala 1, in the city and state of São Paulo.

CHAIRMAN: Alkimar Ribeiro Moura.

QUORUM: The totality of the elected members.

RESOLUTIONS ADOPTED UNANIMOUSLY:

Following examination of the financial statements for the period from January to September 2016, the Councilors decided to draft the following opinion:

“After examining the Company’s account statements for the period from January to September 2016 and verifying the accuracy of all the elements examined, considering the unqualified report of PricewaterhouseCoopers Auditores Independentes, the opinion of the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents appropriately reflect the capital structure, the financial position and the activities of the Company conducted during the period.”

CONCLUSION: With the work of the meeting concluded, these minutes having been drafted, read and approved by all, were signed. São Paulo (SP), October 28, 2016. (signed) Alkimar Ribeiro Moura – Chairman; Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques – Councilors.

MARCELO KOPEL

Investor Relations Officer